Cannell Capital LLC

245 Meriwether Circle

Alta, WY 83414

☏ Tel (307) 733-2284 📠 Fax (307) 264-0600

✉ info@cannellcap.com

March 31, 2016

Ms. Mary Lou Fiala
Chairman of the Board of Directors
Build-A-Bear Workshop, Inc.
1954 Innerbelt Business Center Drive,
St. Louis, Missouri 63114

Dear Ms. Fiala,

Because of recent actions taken by the current Board of Directors (the “Board”) of Build-A-Bear Workshop, Inc. (“BBW” or the “Company”) that were financially unsophisticated, lacking in proper corporate governance and shareholder unfriendly, Cannell Capital LLC (“Cannell”) has no confidence in the current Board of BBW.

Whilst there appear to be some members of the Board that enjoy investment experience and have acted accordingly, based upon sundry conversations during the last four months with Board and management, it is the conclusion of Cannell that the Board does not even know that “it does not know.”

On our March 16, 2016 call, both you and CEO Sharon John stressed and promised how shareholder-friendly the Board was, is, and will continue to be. Actions speak louder than words, however. To wit:

Lower Buy-Back at Higher Prices

On November 20, 2015 Cannell spoke with you, Ms. Fiala. At the time, the stock had decreased from its August 2015 peak of $21.08 to $11.97 - a 47% decline.

It was our position that the most accretive use of the Company’s cash was to tender for shares - either by way of a single price or a modified Dutch tender (https://www.sec.gov/Archives/edgar/data/1058854/000105885415000030/ccllc_bbw-13d.htm) because (i) “buying its stores” via Wall Street would be more accretive than paying for new buildings or remodels and (ii) the Company was overcapitalised and in fact should take advantage of very low borrowing costs - estimated by the parties at 3.5 to 4% - to modestly and prudently buy back shares with a mind to perhaps offer them later at substantially higher prices.

Instead during the fourth quarter of 2015, the Company bought 1,171,000 shares of stock for $19.6 million through open market purchases - a slow and expensive technique which in hindsight vindicates our advice. (The average price paid by BBW was $16.73 during that quarter. The Volume Weighted Average Price “VWAP” subsequent to our call with you through December 31, 2015 was $12.13.) Had the Company heeded our advice, it could have bought back thrice the quantity of shares at a price 25% less than what it paid.

How is buying fewer shares at a price $4.23 more than advocated by us friendly to shareholders?

Poor Corporate Governance

On February 23, 2016, Mr. Timothy Kilpin and Ms. Sarah Personette were appointed to the Board of BBW. Both Mr. Kilpin and Ms. Personette now serve on the Board’s Compensation and Development Committee (the “Compensation Committee”) with Ms. Personette also serving on the Nominating and Corporate Governance Committee (the “Nominating Committee”).

As you and Ms. John relayed on our March 2016 call, the Board selection process is for Ms. John to interview potential Board candidates first. Only if she approves of the candidate - a candidate who, if selected, will serve as her boss - will you, Ms. Fiala, then conduct a second interview.

This process that you and Ms. John have independently established is perplexing to us since it appears to violate the Nominating Committee’s own Charter. That Charter states that the Committee shall not only “aid the Board of Directors of the Corporation in evaluating potential director nominees,” but also that the Committee shall “[e]valuate potential nominees for Board positions pursuant to the standards, policies and minimum requirements established by the Committee.” (http://phx.corporate-ir.net/phoenix.zhtml?c=182478&p=irol-govcommcomp.) If it isn’t evaluating Board candidates, what exactly does the Nominating Committee do?

Neither you nor Ms. John are members of the Nominating Committee, yet you have acted as if you are entitled to decide who joins the Board. This Executive-Board alignment reflects the experience of our own nominee to the Board, Mr. Timothy Brog. Mr. Brog was interviewed by Ms. John and then yourself but was never contacted by any member of the Nominating Committee.

Is this process shareholder-friendly or CEO-friendly? When was the last time you interviewed someone who might be your boss? With such a process in place we are baffled at how a director could ever be truly independent of the Company’s executive office.

It is poor corporate governance to give a CEO the power to accept or reject her superior, the selfsame person who will then set her compensation.

New Employment Agreements for Management

With the price of BBW stock near its 52 week-low, the Company decided it was time to reward its already well-paid management with unnecessarily rich employment and severance agreements. Far from being shareholder friendly, this behavior is typically exhibited by a Board controlled by a CEO and acting in response to a shareholder asserting its rights.

Fifteen days after Mr. Kilpin’s and Ms. Personette’s appointments to the Board, the Compensation Committee on which they serve renegotiated several executive level contracts, Ms. John’s among them.

Some of the notable changes to the benefit of Ms. John were: (i) a 20% increase in pay (10% in base pay and 10% in bonus pay); (ii) the redefinition of “Good Reason” to mean that Ms. John’s bonus can never be reduced; (iii) Ms. John’s severance package subsequent to a change of control increased from 24 months of base salary to 24 months of base salary plus her bonus; and (iv) the removal of a provision reducing the amount of severance paid to Ms. John by any amount she received by a subsequent employer during the severance period.

How does it benefit shareholders to have the Company continue to pay Ms. John after she’s been employed by a new organization? How is this shareholder friendly?

We call on the Board to show transparency by publicly disclosing how many Board and Compensation Committee meetings Mr. Kilpin’s and Ms. Personette attended prior to voting and how each Compensation Committee member voted.

When we spoke with you and Ms. John in March 2016, we did so in an attempt to arrive at a settlement agreement. The Company requested Cannell withdraw its nominees for the Board of Directors while offering nothing substantial to shareholders in return - other than promises to “keep the dialogue going.”

You couched your pitch to us while using the word “honestly” eleven times. It is the experience of Cannell that when a member of a Board of a public company who does not own much stock of the Company itself, uses the word “honestly” or the words “to be truthful” with such a high frequency, that the verisimilitude of the orator should be questioned.

Cannell has lost faith in the BBW Board of Directors. This is our notice to you that the clock is ticking.

The Company failed to buy back shares in appropriate size and at optimal prices.

New directors were selected in a less than independent manner.

The Board has favored management, approving employment contracts with beneficial changes to the chief executive to the detriment of the Company and its shareholders.

Cannell reserves the right to take appropriate action at any time, and we have no doubt that we will prevail in a contested proxy contest one year hence in the event that the Company does not correct its recent missteps and continues to institute shareholder-unfriendly changes.

Best regards!

Sincerely,

J. Carlo Cannell
Managing Member